UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
INCO LIMITED
(Name of Subject Company)
INCO LIMITED
(Names of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
453258402
(CUSIP Number of Class of Securities)
Simon A. Fish
Executive Vice-President, General Counsel & Secretary
145 King Street West, Suite 1500,
Toronto, Ontario M5H 4B7
(416) 361-7511
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
With copies to:
James C. Morphy, Esq.
George J. Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction
     This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) relates to an offer (the “CVRD Offer”) by CVRD Canada Inc. (the “Offeror”), a wholly-owned subsidiary of Companhia Vale do Rio Doce (“CVRD”), to purchase, at a purchase price of Cdn.$86.00 cash per share, all of the issued and outstanding common shares (the “Inco Common Shares”) of Inco Limited (“Inco”) together with associated rights (the “Rights”) issued and outstanding under the shareholder rights plan of Inco (together with the Inco Common Shares, the “Inco Shares”), and including any Inco Shares that may become issued and outstanding after the date of the CVRD Offer but prior to 8:00 p.m. (Toronto time) on September 28, 2006, or such later date as is set out in a notice of variation of the Offer issued at any time extending the period during which Inco Shares may be deposited into the CVRD Offer, upon the conversion, exchange or exercise of any securities of Inco (other than Rights) that are convertible into or exchangeable or exercisable for Inco Shares. In connection with the CVRD Offer, Inco’s board of directors has prepared a directors’ circular (the “Directors’ Circular”) pursuant to applicable securities laws in Canada. The Directors’ Circular, which will be mailed to Inco shareholders on or about August 16, 2006, is filed as Exhibit (a)(3) to this Statement and is incorporated herein by reference in its entirety.
Item 1. Subject Company Information.
     (a)     The name of the subject company is Inco Limited, a corporation organized under the laws of Canada. The address and telephone number of its principal executive offices is 145 King Street West, Suite 1500, Toronto, Ontario, Canada M5H 4B7, (416) 361-7511.
     (b)     This Statement is filed in respect of the Inco Shares. As of August 11, 2006, there were 212,511,569 Inco Common Shares issued and outstanding. As of the same date, Inco also had 1,269,153 Common Share Purchase Warrants outstanding, convertible or exercisable into 1,269,153 Inco Common Shares, $142,855,000 amount payable at maturity of Convertible Debentures due 2023 outstanding, convertible or exercisable into 4,562,132 Inco Common Shares, $225,545,000 principal amount of 3 1/2% Subordinated Convertible Debentures due 2052 outstanding, convertible or exercisable into 8,670,469 Inco Common Shares, $67,827,000 amount payable at maturity of Zero Coupon Convertible Notes due 2021 outstanding, convertible or exercisable into 1,801,010 Inco Common Shares, and 2,274,403 share options outstanding, convertible or exercisable into 2,274,403 Inco Common Shares (as of August 11, 2006 or within 60 days thereof).
Item 2. Identity and Background of Filing Person.
     (a)     Inco is the subject company and the person filing this Statement. Inco’s name, business address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference. Inco maintains a website at www.inco.com. The website and the information on or connected to the website are not part of this Statement and are not incorporated herein by reference.
     (b)     This Statement relates to the CVRD Offer as set forth under “Introduction” above, which information is incorporated herein by reference.
     The CVRD Offer is on the terms and subject to the conditions set forth in a Tender Offer Statement on Schedule TO (the “Schedule TO”), dated August 14, 2006, filed by the Offeror and CVRD with the U.S. Securities and Exchange Commission (the “SEC”). According to the Schedule TO, the CVRD Offer will expire at 8:00 p.m. (Toronto time) on September 28, 2006, unless the Offeror accelerates, extends or withdraws the CVRD Offer.
     The Schedule TO states that the Offeror’s registered office and records office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada. The Schedule TO states that CVRD’s head office and principal place of business is located at Av. Graça Aranha 26, Rio de Janeiro, Brazil. Based on other documents filed by CVRD with the SEC, Inco believes that the address of such office is CVRD’s principal executive offices. The Schedule TO states that the telephone number for both the Offeror and CVRD is (55) 21 3814-4477.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The information set forth in the Directors’ Circular under the headings “Ownership of Securities of Inco”, “Arrangements between Inco and its Directors and Senior Officers”, “Arrangements between CVRD, Inco and the Directors and Senior Officers of Inco”, “Issuances of Securities of Inco to the Directors and Senior Officers of Inco”, “Ownership of Securities of CVRD”, “Interests in Material Contracts of CVRD” and “Schedule A — Issuance of Securities of Inco” is incorporated herein by reference. In addition, the information set forth on pages 24 through 38 (“Part IV Director and Executive Compensation”) of Inco’s Proxy Circular and Statement, dated February 17, 2006, which was sent to Inco shareholders in connection with Inco’s 2006 Annual Meeting of Shareholders, is filed as Exhibit (e)(1) and is incorporated herein by reference.
     The letters, memoranda and agreements filed as Exhibits (e)(2) through (13) are incorporated herein by reference.
Item 4. The Solicitation or Recommendation.
     (a) Solicitation/Recommendation
     The information set forth in the Directors’ Circular under the headings “No Recommendation of the Board of Directors”, “No Need For Immediate Action” and “Reasons for No Recommendation Regarding the CVRD Offer” is incorporated herein by reference.
     (b) Reasons for the Recommendation
     The information set forth in the Directors’ Circular under the headings “No Recommendation of the Board of Directors”, “No Need for Immediate Action” and “Reasons for No Recommendation Regarding the CVRD Offer” is incorporated herein by reference.
     (c) Intent to Tender
     Except as set forth or incorporated by reference in this Statement, to the best of Inco’s knowledge, to the extent permitted by applicable securities laws, rules or regulations, no director, executive officer, affiliate or subsidiary of Inco currently intends to tender any Inco Shares of which he, she or it is the record or beneficial owner to the CVRD Offer. The information set forth in the Directors’ Circular under the heading “Intentions of Directors and Senior Officers” is incorporated herein by reference.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     The information set forth in the Directors’ Circular under the heading “Persons or Assets Employed, Compensated or Used” is incorporated herein by reference.
Item 6. Interest in Securities of the Subject Company.
     Except as set forth or incorporated by reference in this Statement, no transactions in the Common Shares have been effected during the past 60 days by Inco or, to Inco’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries. The information set forth in the Directors’ Circular under the headings “Trading in Securities of Inco”, “Issuances of Securities of Inco to the Directors and Senior Officers of Inco” and “Schedule A — Issuance of Securities of Inco” is incorporated herein by reference.
Item 7. Purposes of the Transaction and Plans or Proposals.
     The information set forth in the Directors’ Circular under the headings “Reasons for No Recommendation Regarding the CVRD Offer,” “Notice of Change Relating to the Teck Offer,” “Recent Developments Relating To The Proposed Combination Of Inco And Phelps Dodge” and “Shareholder Rights Plan” is incorporated herein by reference.

Item 8. Additional Information.
     The information set forth in the Directors’ Circular under the headings “Currency Exchange Rate Information”, “Directors’ Circular”, “Inco”, “Material Changes”, “Other Information”, “Other Matters”, “Statutory Rights”, “Directors’ Approval” and “Certificate” is incorporated herein by reference.
Item 9. Exhibits.

Exhibit
No.	Description

(a)(1)	Supplement to the notice of special meeting of shareholders and proxy circular and statement, dated August 11, 2006, prepared by the Board of Directors of Inco in connection with the proposed statutory plan of arrangement involving Inco and Phelps Dodge Corporation (incorporated by reference to Exhibit 99.2 to Inco’s Form 8-K (File No. 001-00143) filed on August 11, 2006)

(a)(2)	Press release issued by Inco on August 15, 2006

(a)(3)	Directors’ Circular, dated August 15, 2006

(e)(1)	Excerpts from Inco’s Proxy Circular and Statement, dated February 17, 2006, relating to the 2006 Annual Meeting of Shareholders (incorporated by reference to Exhibit (e)(1) to Schedule 14D-9 pertaining to the unsolicited offer (the “Teck Offer”) by Teck Cominco Limited (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(2)	Letter to Scott M. Hand from Mark Daniel, dated May 29, 2006 (incorporated by reference to Exhibit (e)(2) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(3)	Form of letter to each of Peter J. Goudie, Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish from Scott M. Hand, dated May 29, 2006 (incorporated by reference to Exhibit (e)(3) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(4)	Memorandum to Scott M. Hand from M.D. Sopko, dated January 11, 2000 (incorporated by reference to Exhibit (e)(4) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(5)	Memorandum to Scott M. Hand from L.M. Ames, dated February 28, 2000 (incorporated by reference to Exhibit (e)(5) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(6)	Memorandum to Peter J. Goudie from M.J. Daniel, dated May 26, 2006 (incorporated by reference to Exhibit (e)(6) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(7)	Memorandum to Robert D.J. Davies from M.J. Daniel, dated May 26, 2006 (incorporated by reference to Exhibit (e)(7) to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on May 31, 2006)

(e)(8)	Form of agreement between all of the executive officers of Inco and Inco covering severance payments and continuation of certain benefits in the event of involuntary termination of employment (except for cause) or resignation under certain circumstances not wholly voluntary within two years following a change of control (as defined in such agreement) (incorporated by reference to Exhibit (e)(8) to Amendment No. 11 to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on June 26, 2006)

(e)(9)	Form of agreement between Scott M. Hand, Peter J. Goudie Robert D.J. Davies, Ronald C. Aelick, Mark Cutifani and Simon A. Fish and Inco covering severance payments and

Exhibit
No.	Description

continuation of certain benefits in the event of involuntary termination of employment (except for cause) or resignation under certain circumstances not wholly voluntary (incorporated by reference to Exhibit (e)(9) to Amendment No. 11 to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on June 26, 2006)

(e)(10)	Agreement, dated June 28, 2006 between Peter C. Jones and Inco (incorporated by reference to Exhibit (e)(10) to Amendment No. 13 to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on June 30, 2006)

(e)(11)	Combination Agreement dated June 25, 2006 between Inco and Phelps Dodge Corporation pertaining to the Teck Offer (incorporated by reference to Exhibit 2.1 to Inco’s Form 8-K filed on June 30, 2006)

(e)(12)	Waiver and First Amendment to Combination Agreement dated July 16, 2006 between Inco and Phelps Dodge Corporation (incorporated by reference to Exhibit 2.13 to Inco’s Amendment No. 1 to Form F-8 (File No. 333-135786) filed on July 17, 2006)

(e)(13)	Letter agreement, dated July 4, 2006 between Peter C. Jones and Inco (incorporated by reference to Exhibit (e)(17) to Amendment No. 30 to Schedule 14D-9 pertaining to the Teck Offer (Commission File No. 005-46625) filed by Inco on August 8, 2006)

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Simon A. Fish

Simon A. Fish
Executive Vice-President, General Counsel and Secretary
August 15, 2006